Via Facsimile and U.S. Mail
Mail Stop 03-09

	January 24, 2005


Christopher O`Kane
Chief Executive Officer
Aspen Insurance Holdings Limited
Victoria Hall
11 Victoria Street
Hamilton HM 11
Bermuda

RE: 	Aspen Insurance Holdings Limited
	Registration Statement on Form F-4,
      Filed January 13, 2005
Registration No. 333-122018

Dear Mr. O`Kane:
      This is to advise you that we have undertaken a limited review of the above referenced registration statement and have the following comment.

1. It appears you are registering the exchange notes in reliance on the staff`s position set forth in Exxon Capital Holdings
Corporation
(May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991), and
Shearman & Sterling (July 2, 1993). Accordingly, please provide us with a supplemental letter containing the statements and representations that are set forth in those letters.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Albert Lee at (202) 824-5522 or to me at
(202)
942-2979.

								Sincerely,



								Jeffrey Riedler
								Assistant Director


cc:	Michael Groll
	LeBoeuf, Lamb, Greene & MacRae, L.L.P.
	125 West 55th Street
	New York, NY 10019
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Christopher O'Kane
Aspen Insurance Holdings Limited
January 24, 2005
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